

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

<u>Via E-mail</u>
Barry Sloane
Chief Executive Officer
Newtek Business Services, Inc.
212 West 35th Street, 2nd Floor
New York, NY 10001

> **Re:** **Newtek Business Services, Inc.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2014**
> **File No. 001-16123**

Dear Mr. Sloane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We understand that the staff of the Division of Investment Management will be separately providing comments to you in connection with their review of the registration statement on Form N-14 filed by Newtek Business Services Corp. Considering the disclosure contained in the registration statement is substantially similar to the disclosure contained in this proxy statement, please ensure that consistent changes are made to both disclosure documents, as applicable.

<u>Background and Reasons for the Reincorporation Transaction, page 5</u>

2. In the last sentence of this section, you indicate that Newtek MD's charter and bylaws will provide you with greater flexibility in managing your capital structure. Here or in an appropriate place in your proxy statement, please elaborate upon this statement to explain why.

Material U.S. Federal Income Tax Considerations of a BDC and RIC election, page 82

3. Please indicate here, as you do on page 12 that you have requested counsel's opinion with respect to the Federal Income tax consequences of the Reincorporation under the Code. In doing so, please clarify whether you expect to receive it before you seek shareholder approval.

Comparison of Stockholder Rights Under Maryland and New York..., page 66

4. We note your response to comment 2 in our letter dated April 2, 2014, however we are unable to locate any revisions in response to this comment. Please amend your filing to identify those changes to your charter that are being voluntarily undertaken to better align your business with other BDCs, as opposed to those changes that are being made strictly to comply with Maryland law as it applies to your company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John Mahon